

Ashley Etling · 2nd

CEO, Levi's Fellow, EMF, Google for Startups, NACD

San Francisco, California, United States · 500+ connections ·

Contact info

 **LimeLoop**

 **Harvard University**

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5 Tips for Sustainable Customer Behavior Change in an Era of Reuse
Medium

By no means are we a team of behavioral scientists. Do we aspire to be? Well,…



Collaborating our way Through the Coronavirus
Medium

For many of us sheltered-in at home, it can feel like the world has come to a halt.…



Boxes, pouche — oh my!
BostonGlobe.com

How do we bala fulfillment of ou

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1,282 followers



3. READY TO RETIRE YOUR LOUNGERS? So is lululemon. You can now trade-in…
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Some LimeLoop Looped Listens to get your afternoon started. "Take i…
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#reused
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"Good for the planet" and "good for business" needn't stand in…
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Experience



CEO, Co-Founder
LimeLoop
Oct 2017 – Present · 3 yrs 8 mos
San Francisco Bay Area

IOT solution for sustainable, data-driven shipping logistics.

The e-commerce shipping platform provides retailers visibility, security, and predictive

The e-commerce shipping platform provides retailers visibility, security, and predictive analytics from the point-of-order to return while making a positive environmental and economic impact, using a reusable shipper and engagement sensor.



Mentor
All Raise
Jan 2019 – Present · 2 yrs 5 mos



Advisor
Numina.co
2014 – Present · 7 yrs
New York City

A civic tech company that creates data-driven products to improve the way that people interact with the physical world. CTY's flagship product, Numina, is analytics for places. More information at http://cty.io. I have worked with the CEO from the ground up on vision all the way to the details of effective implementation; market fit, investment strategy and ...see more



Community Advisor
CircleUp
Jun 2014 – Present · 7 yrs
San Francisco Bay Area

CircleUp is a marketplace that supports equity investments from investors to high-growth consumer and retail companies. At CircleUp, accredited and institutional investors find access to select private investments, easy tools to identify and diligence companies, and online transaction capability to make investments. In addition, CircleUp provides investor ...see more



CEO, Co-Founder
Atellia
Jan 2017 – Feb 2018 · 1 yr 2 mos

Atellia is a platform that collectively shares stories and learnings from entrepreneurs worldwide.

"Good innovation means telling the whole story - of people, place, and product." ...see more

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Education



Harvard University
Architecture, Intensive Studio



Fort Hays State University
Bachelor of Arts & Science, Sociology



Stanford University
Design Thinking Workshops

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